UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Denny’s Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

24869P104
(CUSIP Number)

STEVE WOLOSKY, ESQ.
RON S. BERENBLAT, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON OAK STREET CAPITAL MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,826,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,826,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,826,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON OAK STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,928,076
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,928,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON DAVID MAKULA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,928,076
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,928,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON PATRICK WALSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 43,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON DASH ACQUISITIONS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,202,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,202,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON JONATHAN DASH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,202,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,202,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,407,587
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,407,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST CAPITAL OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 551,882
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 551,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,407,587
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,407,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 892,413
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 892,413
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 892,413
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 892,413
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON JAIME LESTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,300,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL OPPORTUNITY PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 338,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 338,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL OPPORTUNITY PARTNERS II, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 368,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 368,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL OPPORTUNITY PARTNERS II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 338,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 338,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL CORP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 338,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 338,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 368,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 368,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL CORP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 368,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 368,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON JEFFREY KESWIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 707,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 707,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON PATRICK H. ARBOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 65,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Oak Street Capital Master Fund, Ltd., a Cayman Islands exempted company (“Oak Street Master”), Oak Street Capital Management, LLC, a Delaware limited liability company (“Oak Street Management”), David Makula, Patrick Walsh, Dash Acquisitions LLC, a Delaware limited liability company (“Dash Acquisitions”), Jonathan Dash, Soundpost Capital, LP, a Delaware limited partnership (“Soundpost Onshore”), Soundpost Capital Offshore, Ltd., a Cayman Islands exempted company (“Soundpost Offshore”), Soundpost Advisors, LLC, a Delaware limited liability company (“Soundpost Advisors”), Soundpost Partners, LP, a Delaware limited partnership (“Soundpost Partners”), Soundpost Investments, LLC, a Delaware limited liability company (“Soundpost Investments”), Jaime Lester, Lyrical Opportunity Partners II, L.P., a Delaware limited partnership (“Lyrical Onshore”), Lyrical Opportunity Partners II, Ltd., a Cayman Islands exempted company (“Lyrical Offshore”), Lyrical Opportunity Partners II GP, L.P., a Delaware limited partnership (“Lyrical Onshore GP”), Lyrical Corp III, LLC, a Delaware limited liability company (“Lyrical III”), Lyrical Partners, L.P., a Delaware limited partnership (“Lyrical Partners”), Lyrical Corp I, LLC, a Delaware limited liability company (“Lyrical I”), Jeffrey Keswin and Patrick H. Arbor.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Oak Street Management is the investment manager of Oak Street Master and a managed account (the “Oak Street Account”).  Oak Street Management and David Makula have shared voting and dispositive power over the securities held in the Oak Street Account.  Mr. Makula is the sole managing member of Oak Street Management.

Dash Acquisitions is the investment manager of managed accounts (the “Dash Accounts”).  Dash Acquisitions and Jonathan Dash have shared voting and dispositive power over the securities held in the Dash Accounts.  Mr. Dash serves as the President of Dash Acquisitions.

Soundpost Advisors is the general partner of Soundpost Onshore.  Soundpost Partners is the investment manager of each of Soundpost Offshore and a managed account (the “Soundpost Account”).  Soundpost Partners, Soundpost Investments and Mr. Lester have shared voting and dispositive power over the securities held in the Soundpost Account.  Soundpost Investments is the general partner of Soundpost Partners.  Mr. Lester is the sole managing member of Soundpost Advisors and Soundpost Investments.

Lyrical Onshore GP is the general partner of Lyrical Onshore.  Lyrical III is the general partner of Lyrical Onshore GP.  Lyrical Partners is the investment manager of Lyrical Offshore.  Lyrical I is the general partner of Lyrical Partners.  Mr. Keswin is the sole managing member of Lyrical III and Lyrical I.

Set forth on Schedule A annexed to the Schedule 13D dated January 21, 2010 and incorporated herein by reference (“Schedule A”), is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the directors of Oak Street Master, (ii) the directors of Soundpost Offshore and (iii) the directors of Lyrical Offshore, as of the date hereof.

(b)           The principal business address of each of Oak Street Master, Oak Street Management and Messrs. Makula and Walsh is 111 S. Wacker Drive, 33rd Floor, Chicago, Illinois 60606.

CUSIP NO. 24869P104

The principal business address of each of Dash Acquisitions and Mr. Dash is 9701 Wilshire Boulevard, Suite 1110, Beverly Hills, California 90212.

The principal business address of each of Soundpost Onshore, Soundpost Advisors, Soundpost Partners, Soundpost Investments and Mr. Lester is 405 Park Avenue, 6th Floor, New York, New York 10022.  The principal business address of Soundpost Offshore is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, Grand Cayman, Cayman Islands, KY1-1103.

The principal business address of each of Lyrical Onshore, Lyrical Onshore GP, Lyrical III, Lyrical Partners, Lyrical I and Mr. Keswin is 405 Park Avenue, 6th Floor, New York, New York 10022.  The principal business address of Lyrical Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, P.O. Box 1234 GT, Queensgate House, South Church Street, Grand Cayman, Cayman Islands, KY1-1108.

The principal business address of Mr. Arbor is c/o Chicago Board of Trade, 141 West Jackson Boulevard, Suite 300, Chicago, Illinois 60604.

(c)           The principal business of Oak Street Master is investing in securities.  The principal business of Oak Street Management is serving as the investment manager of Oak Street Master and the Oak Street Account.  The principal occupation of Mr. Makula is serving as the managing member of Oak Street Management.  The principal occupation of Mr. Walsh is serving as a Senior Partner of Oak Street Management.

The principal business of Dash Acquisitions is serving as the investment manager of the Dash Accounts.  The principal occupation of Mr. Dash is serving as the President of Dash Acquisitions.

The principal business of Soundpost Advisors is providing investment management services to private individuals and institutions and serving as the general partner of Soundpost Onshore.  The principal business of Soundpost Partners is providing investment management services to private individuals and institutions and serving as the investment manager of each of Soundpost Offshore and the Soundpost Account.  The principal business of each of Soundpost Onshore and Soundpost Offshore is investing in securities.  The principal business of Soundpost Investments is serving as the general partner of Soundpost Partners.  The principal occupation of Mr. Lester is serving as the managing member of Soundpost Advisors and Soundpost Investments.

The principal business of Lyrical Onshore GP is providing investment management services to private individuals and institutions and serving as the general partner of Lyrical Onshore.  The principal business of Lyrical Partners is providing investment management services to private individuals and institutions and serving as the investment manager of Lyrical Offshore.  The principal business of each of Lyrical Onshore and Lyrical Offshore is investing in securities.  The principal business of Lyrical III is serving as the general partner of Lyrical Onshore GP.  The principal business of Lyrical I is serving as the general partner of Lyrical Partners.  The principal occupation of Mr. Keswin is serving as the managing member of Lyrical III and Lyrical I.

The principal occupation of Mr. Arbor is serving as a director of Macquarie Futures USA Inc., a Futures Commission Merchant and clearing member of the Chicago Mercantile Exchange and other exchanges.

(d)           No Reporting Person or any person listed in Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person or any person listed in Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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(f)           Each of Messrs. Makula, Walsh, Dash, Lester, Keswin and Arbor is a citizen of the United States of America.  The citizenships of the persons listed on Schedule A are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,826,333 Shares owned directly by Oak Street Master is approximately $4,232,759, including brokerage commissions.  The Shares owned directly by Oak Street Master were acquired with the working capital of such entity.

The aggregate purchase price of the 101,743 Shares held in the Oak Street Account is approximately $235,474, including brokerage commissions.  The Shares held in the Oak Street Account were acquired with the funds of clients of Oak Street Management.

The aggregate purchase price of the 43,000 Shares owned directly by Mr. Walsh is approximately $98,255, including brokerage commissions.  The Shares owned directly by Mr. Walsh were acquired with personal funds.

The aggregate purchase price of the 1,202,300 Shares held in the Dash Accounts is approximately $3,080,643, including brokerage commissions.  The Shares held in the Dash Accounts were acquired with the funds of clients of Dash Acquisitions.

The aggregate purchase price of the 1,407,587 Shares owned directly by Soundpost Onshore is approximately $3,355,283, including brokerage commissions.  The aggregate purchase price of the 551,882 Shares owned directly by Soundpost Offshore is approximately $1,279,179, including brokerage commissions.  The Shares owned directly by Soundpost Onshore and Soundpost Offshore were acquired with the respective working capital of such entities.

The aggregate purchase price of the 340,531 Shares held in the Soundpost Account is approximately $875,365, including brokerage commissions.  The Shares held in the Soundpost Account were acquired with the funds of clients of Soundpost Partners.

The aggregate purchase price of the 338,500 Shares owned directly by Lyrical Onshore is approximately $782,252, including brokerage commissions.  The aggregate purchase price of the 368,600 Shares owned directly by Lyrical Offshore is approximately $852,107, including brokerage commissions.  The Shares owned directly by Lyrical Onshore and Lyrical Offshore were acquired with the respective working capital of such entities.

The aggregate purchase price of the 65,000 Shares owned directly by Mr. Arbor is approximately $172,636.

The securities reported herein are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

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Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have established “The Committee to Enhance Denny’s” for the purpose of seeking representation on the Board of Directors of the Issuer.  In furtherance of the foregoing, on March 1, 2010, Oak Street Master delivered a letter to the Corporate Secretary of the Issuer nominating Patrick H. Arbor, Jonathan Dash and David Makula (collectively, the “Nominees”) to be elected to the Board at the 2010 annual meeting of stockholders of the Issuer, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 96,605,496 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2009.

As of the close of business on March 1, 2010, Oak Street Master owned directly 1,826,333 Shares, constituting approximately 1.9% of the Shares outstanding.  By virtue of their relationships with Oak Street Master discussed in further detail in Item 2, each of Oak Street Management and Mr. Makula may be deemed to beneficially own the Shares owned directly by Oak Street Master.

As of the close of business on March 1, 2010, 101,743 Shares, constituting less than 1% of the Shares outstanding, were held in the Oak Street Account.  By virtue of their relationships with the Oak Street Account discussed in further detail in Item 2, each of Oak Street Management and Mr. Makula may be deemed to beneficially own the Shares held in the Oak Street Account.

As of the close of business on March 1, 2010, 1,202,300 Shares, constituting approximately 1.2% of the Shares outstanding, were held in the Dash Accounts.  By virtue of their relationships with the Dash Accounts discussed in further detail in Item 2, each of Dash Acquisitions and Mr. Dash may be deemed to beneficially own the Shares held in the Dash Accounts.

As of the close of business on March 1, 2010, Mr. Walsh owned directly 43,000 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on March 1, 2010, Soundpost Onshore owned directly 1,407,587 Shares, constituting approximately 1.5% of the Shares outstanding.  As of the close of business on March 1, 2010, Soundpost Offshore owned directly 551,882 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with Soundpost Onshore discussed in further detail in Item 2, each of Soundpost Advisors and Mr. Lester may be deemed to beneficially own the Shares owned directly by Soundpost Onshore.  By virtue of their relationships with Soundpost Offshore discussed in further detail in Item 2, each of Soundpost Partners, Soundpost Investments and Mr. Lester may be deemed to beneficially own the Shares owned directly by Soundpost Offshore.

As of the close of business on March 1, 2010, 340,531 Shares, constituting less than 1% of the Shares outstanding, were held in the Soundpost Account.  By virtue of their relationships with the Soundpost Account discussed in further detail in Item 2, each of Soundpost Partners, Soundpost Investments and Mr. Lester may be deemed to beneficially own the Shares held in the Soundpost Account.

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As of the close of business on March 1, 2010, Lyrical Onshore owned directly 338,500 Shares, constituting less than 1% of the Shares outstanding.  As of the close of business on March 1, 2010, Lyrical Offshore owned directly 368,600 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with Lyrical Onshore discussed in further detail in Item 2, each of Lyrical Onshore GP, Lyrical III and Mr. Keswin may be deemed to beneficially own the Shares owned directly by Lyrical Onshore.  By virtue of their relationships with Lyrical Offshore discussed in further detail in Item 2, each of Lyrical Partners, Lyrical I and Mr. Keswin may be deemed to beneficially own the Shares owned directly by Lyrical Offshore.

As of the close of business on March 1, 2010, Mr. Arbor owned directly 65,000 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on March 1, 2010, the members of The Committee to Enhance Denny’s collectively owned an aggregate of 6,245,476 Shares, constituting approximately 6.5% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(b)           Oak Street Management, Mr. Makula and Oak Street Master have shared voting and dispositive power with respect to the Shares owned directly by Oak Street Master.  Oak Street Management and Mr. Makula have shared voting and dispositive power with respect to the Shares held in the Oak Street Account.  Mr. Walsh has sole voting and dispositive power with respect to the Shares he owns directly.

Dash Acquisitions and Mr. Dash have shared voting and dispositive power with respect to the Shares held in the Dash Accounts.

Soundpost Advisors, Mr. Lester and Soundpost Onshore have shared voting and dispositive power with respect to the Shares owned directly by Soundpost Onshore.  Soundpost Partners, Soundpost Investments, Mr. Lester and Soundpost Offshore have shared voting and dispositive power with respect to the Shares owned directly by Soundpost Offshore.  Soundpost Partners, Soundpost Investments and Mr. Lester have shared voting and dispositive power with respect to the Shares held in the Soundpost Account.

Lyrical Onshore GP, Lyrical III, Mr. Keswin and Lyrical Onshore have shared voting and dispositive power with respect to the Shares owned directly by Lyrical Onshore.  Lyrical Partners, Lyrical I, Mr. Keswin and Lyrical Offshore have shared voting and dispositive power with respect to the Shares owned directly by Lyrical Offshore.

Mr. Arbor has sole voting and dispositive power with respect to the Shares he owns directly.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by Messrs. Arbor and Dash and Dash Acquisitions during the past sixty days and by the other Reporting Persons since the filing of the initial Schedule 13D.  All of such transactions were effected in the open market.

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(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares, except for (i) clients of Oak Street Management with respect to the Shares held in the Oak Street Account, (ii) clients of Soundpost Partners with respect to the Shares held in the Soundpost Account, and (iii) clients of Dash Acquisitions with respect to the Shares held in the Dash Accounts.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Reporting Persons have entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer; (ii) the parties agreed to solicit proxies or written consents to elect the Nominees and to take all other action necessary or advisable to achieve the foregoing (the “Solicitation”); (iii) the parties agreed on procedures for notifying Oak Street Management of transactions in securities of the Issuer; (iv) the parties agreed on procedures for approving SEC filings, press releases or stockholder communications proposed to be made or issued by the parties; (v) each of Oak Street Management, Dash Acquisitions, Soundpost Partners and Lyrical Partners agreed to pay a specified proportional share of all expenses incurred by the parties in connection with their activities that have been approved by Oak Street Management and Dash Acquisitions; and (vi) the parties agreed that they shall be referred to as “The Committee to Enhance Denny’s”.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Oak Street Management, Dash Acquisitions, Soundpost Partners and Lyrical Partners have entered into indemnification agreements pursuant to which they have agreed to indemnify the Nominees and Patrick Walsh against claims arising from the Solicitation and any related transactions.  A form of the indemnification agreements is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Oak Street Capital Master Fund, Ltd., Oak Street Capital Management, LLC, David Makula, Patrick Walsh, Dash Acquisitions, LLC, Jonathan Dash, Soundpost Capital, LP, Soundpost Capital Offshore, Ltd., Soundpost Advisors, LLC, Soundpost Partners, LP, Soundpost Investments, LLC, Jaime Lester, Lyrical Opportunity Partners II, L.P., Lyrical Opportunity Partners II, Ltd., Lyrical Opportunity Partners II GP, L.P., Lyrical Corp III, LLC, Lyrical Partners, L.P., Lyrical Corp I, LLC, Jeffrey Keswin and Patrick H. Arbor, dated March 1, 2010.

99.2	Form of Indemnification Agreement, dated March 1, 2010.

CUSIP NO. 24869P104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2010	OAK STREET CAPITAL MASTER FUND, LTD.

	By:	Oak Street Capital Management, LLC Investment Manager

	By:	/s/ David Makula
David Makula Managing Member

OAK STREET CAPITAL MANAGEMENT, LLC

By:	/s/ David Makula
David Makula Managing Member

/s/ David Makula
DAVID MAKULA

/s/ Patrick Walsh
PATRICK WALSH

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DASH ACQUISITIONS LLC

By:	/s/ Jonathan Dash
Jonathan Dash President

/s/ Jonathan Dash
JONATHAN DASH

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SOUNDPOST CAPITAL, LP

By:	Soundpost Advisors, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST CAPITAL OFFSHORE, LTD.

By:	Soundpost Partners, LP Investment Manager

By:	Soundpost Investments, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST ADVISORS, LLC

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST PARTNERS, LP

By:	Soundpost Investments, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST INVESTMENTS, LLC

By:	/s/ Jaime Lester
Jaime Lester Managing Member

/s/ Jaime Lester
JAIME LESTER

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LYRICAL OPPORTUNITY PARTNERS II, L.P.

By:	Lyrical Opportunity Partners II GP, L.P. General Partner

By:	Lyrical Corp III, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL OPPORTUNITY PARTNERS II, LTD.

By:	Lyrical Partners, L.P. Investment Manager

By:	Lyrical Corp I, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL OPPORTUNITY PARTNERS II GP, L.P.

By:	Lyrical Corp III, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL CORP III, LLC

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL PARTNERS, L.P.

By:	Lyrical Corp I, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

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LYRICAL CORP I, LLC

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

/s/ Jeffrey Keswin
JEFFREY KESWIN

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/s/ Patrick H. Arbor
PATRICK H. ARBOR

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SCHEDULE B

Transactions in the Securities of the Issuer by Patrick H. Arbor, Dash Acquisitions and Jonathan Dash
During the Past 60 Days and by the Other Reporting Persons Since the Filing of the Initial Schedule 13D

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

OAK STREET CAPITAL MASTER FUND, LTD.

Common Stock	380	2.4138	02/16/10
Common Stock	13,015	2.5950	02/19/10
Common Stock	19,208	2.6939	02/24/10
Common Stock	17,512	2.7264	02/25/10
Common Stock	47,500	2.7502	02/26/10

OAK STREET CAPITAL MANAGEMENT, LLC
(Through Oak Street Account)

Common Stock	20	2.4138	02/16/10
Common Stock	685	2.5950	02/19/10
Common Stock	492	2.6939	02/24/10
Common Stock	921	2.7264	02/25/10
Common Stock	2,500	2.7502	02/26/10

DASH ACQUISITIONS LLC
(Through Dash Accounts)

Common Stock	120,000	2.2982	12/21/09
Common Stock	50,544	2.2925	12/22/09
Common Stock	20,000	2.2789	12/24/09
Common Stock	23,735	2.1800	12/29/09
Common Stock	10,000	2.1680	12/31/09
Common Stock	17,000	2.2300	01/05/10
Common Stock	3,787	2.2100	01/06/10
Common Stock	41,400	2.2410	01/07/10
Common Stock	39,245	2.3140	01/08/10
Common Stock	6,800	2.2770	01/11/10

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Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

Common Stock	20,200	2.3293	01/12/10
Common Stock	35,800	2.3172	01/13/10
Common Stock	12,500	2.3100	01/15/10
Common Stock	42,580	2.3400	01/19/10
Common Stock	74,950	2.3700	01/21/10
Common Stock	67,900	2.6500	02/19/10
Common Stock	275,173	2.7500	02/22/10
Common Stock	138,386	2.7700	02/23/10
Common Stock	202,300	2.7200	02/25/10

SOUNDPOST CAPITAL, LP

Common Stock	8,028*	2.4200	02/01/10
Common Stock	15,300	2.5636	02/18/10

SOUNDPOST CAPITAL OFFSHORE, LTD.

Common Stock	14,525*	2.4200	02/01/10
Common Stock	5,997	2.5636	02/18/10

SOUNDPOST PARTNERS, LP
(Through Soundpost Account)

Common Stock	(22,553)#	2.4200	02/01/10
Common Stock	3,703	2.5636	02/18/10

Patrick H. Arbor

Common Stock	600	2.3000	01/13/10
Common Stock	3,400	2.3000	01/15/10
Common Stock	6,000	2.2900	01/21/10

* Shares acquired in a cross-trade with the Soundpost Account.

# Shares transferred in a cross-trade with each of Soundpost Capital, LP and Soundpost Capital Offshore, Ltd.

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Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

Common Stock	2,000	2.2900	01/28/10
Common Stock	4,800	2.6600	02/19/10
Common Stock	2,200	2.6500	02/19/10
Common Stock	1,000	2.7100	02/19/10
Common Stock	10,000	2.7800	02/22/10
Common Stock	1,000	2.7700	02/23/10
Common Stock	1,000	2.7600	02/23/10
Common Stock	1,000	2.7500	02/23/10
Common Stock	1,000	2.7400	02/23/10
Common Stock	1,000	2.7300	02/23/10
Common Stock	1,000	2.7100	02/24/10
Common Stock	1,000	2.7000	02/24/10
Common Stock	1,000	2.6900	02/24/10
Common Stock	1,000	2.6800	02/24/10
Common Stock	25,000	2.7500	02/25/10
Common Stock	1,000	2.7280	02/25/10